November 17, 2006

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Access Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 15, 2006

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005

File No. 0-24575

Dear Ms. Long:

American Access Technologies, Inc. (the “Company”) is in receipt of your comment letter dated October 5, 2006, and submits the following responses to your comments:

Pre14A

1 - 2. We have filed Amendment No. 1 to the Preliminary Proxy Statement which addresses each of your comments no. 1 and 2. Amendment No. 1 revises the matters which will be considered at the annual meeting to be only (1) the election of directors, and (2) approval of the selection of independent auditors. The proposal to increase the authorized shares which was the only subject of your comments on the initial filing is not included in this proxy statement and will not be considered at the annual meeting. Since you had no comments on the two proposals which remain in the proxy statement we would request your immediate advice that you have no further comments on this matter so we can avoid having our annual meeting in the middle of the holiday season.

10-KSB

Item 8A. Controls and Procedures

3 - 4. The Company filed a Form 8-K on August 9, 2005 reporting that it had discovered an error in its financial statements for the year ended December 31, 2004 and intended to restate the financial statements. The Company received a letter from the Commission dated August 10, 2005 (available on Edgar) in response, including specific matters to be addressed in subsequent filings on this matter. The Company filed an Amended Form 10-KSB for the year ended December 31, 2004 which reported a material weakness in internal controls as of December 31, 2004 along with the other matters suggested by the Commission in its August 10, 2005 letter. Item 8A on the Company’s Form 10-KSB for December 31, 2005 was meant to report that the previously reported material weakness had been successfully corrected by specified new procedures which resulted in the unqualified conclusion by management that the Company’s disclosure controls and procedures were effective as of December 31, 2005. Unfortunately, due to a typographical error which went unnoticed, the sentence which was meant to report the conclusion of such effectiveness, may be read to give the erroneous impression that there was simultaneously a material weakness and a conclusion that its internal control over financial reporting was effective.

5. Because Rule 13a-15(e) of the Exchange Act, states that, “disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” management’s conclusion that our disclosure controls and procedures were effective” we did not feel it was necessary to specifically refer to this aspect of disclosure controls and procedures because it is included in the meaning of the term which we provided in the filing. This will confirm that the evaluation of our Chief Executive Officer and Chief Financial Officer of our disclosure controls and procedures as of December 31, 2005 concluded that AAT’s disclosure controls and procedures are designed and effective to ensure that information required to be disclosed by AAT in the reports that it files or submits under the Securities Exchange Act of 1934:

•	Is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	Is accumulated and communicated to AAT’s management, including its chief executive and chief financial officer, to allow timely decisions regarding required disclosure.

6. We did report in the last sentence of the paragraph prior to the one you quoted in your comment letter the specific changes made in our internal control over financial reporting in the fourth quarter. We believe the narrative concerning this entire matter set forth in Item 8A gives a full and frank disclosure of the entire history of the material weakness and the remediation program.

In view of the foregoing, we believe that it is unnecessary to amend Form 10-KSB in that the original filing was entirely responsive to the disclosures required in Item 8A, there was no omission of any material fact and nothing in the original filing would in any way mislead an investor concerning our disclosures and controls as of December 31, 2005. Accordingly, we request that you complete your review without requiring an amendment.

As requested in your comment letter, the Company hereby acknowledges:

a.) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.) Our comments or changes in response to your comments do not foreclose the Commission from taking any action on the filing; and

c.) The Company may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

It is anticipated that this amendment and the information provided herein sufficiently addresses the issues raised in your comment letter. If you have any further comments or require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300.

Yours very truly

AMERICAN ACCESS TECHNOLOGIES, INC.

Joseph F. McGuire
Treasurer and CFO